China Digital TV Announces Unaudited First Quarter 2011 Results

BEIJING, China, May 16, 2011 — China Digital TV Holding Co., Ltd. (NYSE: STV) (“China Digital TV” or the “Company”), the leading provider of conditional access (“CA”) systems to China’s expanding digital television market, today announced its unaudited financial results for the first quarter ended March 31, 2011.

Highlights for First Quarter 2011

1.	Net revenues in the first quarter of 2011 were US$19.3 million, representing a 37.7% increase from the first quarter in 2010 and a 41.2% decrease from the fourth quarter of 2010.

2.
China Digital TV shipped approximately 3.63 million smart cards during the first quarter of 2011, compared to 2.57 million and 6.10 million smart cards in the first quarter of 2010 and the fourth quarter of 2010, respectively.

3.	Gross margin in the first quarter was 79.5%, compared to 77.5% in the same period in 2010 and 80.8% in the fourth quarter of 2010.

4.	Diluted earnings per American depositary share (“ADS”) (one ADS representing one ordinary share) in the first quarter of 2011 were US$0.13, compared to US$0.10 in the same period in 2010.

“In line with our projections, cable television operators remained keen on investing in digitalization projects during the first quarter of 2011. Continued demand and stable prices for smart cards spurred another strong quarter, with an approximately 40% increase in both shipments and revenues compared to the first quarter of 2010,” said Mr. Jianhua Zhu, China Digital TV’s chairman and chief executive officer.

Mr. Zhu added, “We are particularly encouraged to have further extended our market share to 61.8% in the first quarter of 2011 from 59.1% in the fourth quarter of 2010, owing to our focus on customer base expansion and day-to-day execution. We believe that solidifying our leadership in CA systems not only protects us against short-term fluctuations in smart card demand caused by cable industry consolidation, but will also enhance our opportunities when China’s digital television market is ready for next generation products.”

“A balanced approach to operational efficiency and investment has enabled us to sustain profitable growth,” said Mr. Zhenwen Liang, China Digital TV’s chief financial officer. “We will continue to invest in research and development for new products and services in a number of areas to expand our revenue sources in the years ahead.”

First Quarter 2011 Results

Note: Unless otherwise stated, all financial statement measures in this press release are based on generally accepted accounting principles in the United States (“U.S. GAAP”).

In the first quarter of 2011, China Digital TV recorded net revenues of US$19.3 million, an increase of 37.7% from the first quarter of 2010 and a decrease of 41.2% from the fourth quarter of 2010.

Revenue Breakdown

	For the three months ended
	March 31,	December 31,	March 31,
	2011	2010	2010
	(in US dollars, in thousands)
Products:
Smart Cards	$18,310	$31,233	$13,124
Set-top boxes and others	112	70	48
Subtotal	18,422	31,303	13,172
Services:
Head-end system integration	557	859	396
Head-end system development	114	165	73
Licensing income	326	402	395
Royalty income	175	400	56
Other service	2	1	1
Subtotal	1,174	1,827	921
Total revenues	$19,596	$33,130	$14,093

Revenues from smart cards and related products were US$18.4 million in the first quarter of 2011, an increase of 39.9% from the same period in 2010 and a decrease of 41.1% from the fourth quarter of 2010. The year-over-year increase was primarily due to an increase in the volume of smart card shipments, which was partially offset by a decrease in the average selling price (“ASP”) of smart cards. The quarter-over-quarter decrease was primarily due to usual seasonality associated with the Chinese New Year holiday. Additionally, the provincial cable network operators accelerated the network consolidation at the provincial level, prompted by a government mandated year-end deadline, which contributed to revenue surge in the fourth quarter of 2010. Sales of smart cards and related products accounted for 94.0% of total revenues in the first quarter of 2011, slightly down from 94.5% in the fourth quarter of 2010.

Revenues from the Company’s top five customers accounted for 23.5% of total revenues in the first quarter of 2011, compared to 23.6% in the fourth quarter of 2010.

Revenues from services were US$1.2 million in the first quarter of 2011, an increase of 27.5% from the same period in 2010 and a decrease of 35.7% from the fourth quarter of 2010. The year-over-year increase was principally a result of higher head-end system integration revenues and royalty incomes. The quarter-over-quarter decrease was primarily due to decreases in head-end system integration revenues and royalty incomes. Service revenues accounted for 6.0% of total revenues in the first quarter of 2011.

Gross profit in the first quarter of 2011 was US$15.4 million, an increase of 41.3% from the same period in 2010 and a decrease of 42.1% from the fourth quarter of 2010. Gross margin, which is equal to gross profit divided by net revenues, was 79.5% in the first quarter of 2011, compared to 77.5% in the same period in 2010 and 80.8% in the fourth quarter of 2010. The year-over-year increase in gross margin was mainly due to a decrease in the cost of computer chips used in smart cards, and an increase in profitability of the system integration business. The quarter-over-quarter decrease in gross margin was due to an increase in unit cost of smart cards and a decrease in ASP, which was offset partially by the improved margin of the system integration business.

In the first quarter of 2011, the ASP for smart cards decreased by 1.3% compared to the fourth quarter of 2010. The unit cost of smart cards in the first quarter of 2011 increased by 12.1% compared to the fourth quarter of 2010.

Operating expenses in the first quarter of 2011 were US$7.1 million, an increase of 26.8% from the first quarter of 2010 and a decrease of 3.2% from the fourth quarter of 2010.

●
Research and development expenses in the first quarter were US$2.6 million, an increase of 24.9% from the same period in 2010 and a decrease of 12.5% from the fourth quarter of 2010. The year-over-year increase was mainly due to increases in both the headcount and average salaries of research & development staff. The quarter-over-quarter decrease was mainly due to a decrease in accrued performance-based annual bonus compensation in the first quarter of 2011.

●
Sales and marketing expenses in the first quarter of 2011 were US$2.8 million, an increase of 48.7% from the same period in 2010 and an increase of 7.9% from the fourth quarter of 2010. The year-over-year increase in sales and marketing expenses was mainly due to an increase in expenses related to marketing activities and the average salaries of employees in sales and marketing. The quarter-over-quarter increase was primarily due to an increase in expenses related to marketing activities.

●
General and administrative expenses in the first quarter of 2011 were US$1.8 million, an increase of 5.1% from the same period in 2010 and a decrease of 3.8% from the fourth quarter of 2010. The year-over-year increase was mainly due to an increase in the average salaries of employees in general and administration. The quarter-over-quarter decrease was primarily due to a decrease in accrued performance-based annual bonus compensation in the first quarter of 2011.

Income from operations in the first quarter was US$8.2 million, a 56.8% increase from the same period in 2010 and a 57.1% decrease from the fourth quarter of 2010.

Operating margin, defined as income from operations divided by net revenues, in the first quarter of 2011 was 42.6%, compared to 37.4% in the same period in 2010 and 58.4% in the fourth quarter of 2010.

Income tax expenses in the first quarter of 2011 were US$1.6 million, compared to income tax expenses of US$0.9 million in the same period in 2010 and of US$6.7 million in the fourth quarter of 2010. The year-over-year increase was primarily due to an increase in taxable income. The quarter-over-quarter decrease primarily resulted from a US$5.4 million withholding tax imposed by the Chinese tax authority arising from our PRC subsidiary repatriating cash offshore for the special cash dividend in the fourth quarter of 2010.

Net income attributable to China Digital TV in the first quarter of 2011 was US$7.9 million, an increase of 38.5% from the same period in 2010 and a decrease of 9.4% from the fourth quarter of 2010.

Non-GAAP net income attributable to China Digital TV, defined as net income excluding non-cash expenses, such as share-based compensation expenses, amortization of acquired intangible assets from business acquisitions and equity method investments, impairment loss of cost method investment and withholding tax expenses, in the first quarter of 2011 was US$8.5 million, an increase of 31.4% from the corresponding period in 2010 and a decrease of 56.6% from the fourth quarter of 2010. For more information on these non-GAAP financial measures, please see the tables captioned "Reconciliations of non-GAAP measures" set forth at the end of this release.

Balance Sheet and Cash Flow

As of March 31, 2011, China Digital TV had cash and cash equivalents, restricted cash and deposits with maturity over three months and short-term investments totaling US$214.8 million. In the first quarter of 2011, cash flows from operations were approximately US$5.7 million.

Business Outlook

Based on information available on May 16, 2011, China Digital TV expects smart card shipments for the second quarter of 2011 to be in the range of 3.7 million to 4.0 million. Net revenues for the second quarter of 2011 are expected to be in the range of 20.08 million to 21.6 million US Dollars, representing a year-over-year increase in the range of 4% to 11.9%.

Conference Call Information

The Company will hold an earnings conference call at 8:00 p.m., U. S. Eastern Daylight Time, on May 16, 2011 (8:00 a.m. on May 17, Beijing/Hong Kong Time).

Conference Call Dial-in Information

United States Toll Free:	+1-866-804-6927
International:	+1-857-350-1673
Hong Kong:	+852-3002-1672
China Toll Free:	+10-800-130-0399

Passcode:  China Digital TV Earnings Call

Please dial-in 10 minutes before the call is scheduled to begin and provide the passcode to join the call.

A replay of the call will be available for one week between 11:00 p.m. on May 16, 2011 and 11:00 p.m. on May 23, 2011 Eastern Standard Time.

Replay Information

United States:	+1-888-286-8010
International:	+1-617-801-6888

Passcode:	10787717

In addition, a live and archived webcast of this conference call will be accessible through the Investor Relations section of China Digital TV’s website at http://ir.chinadtv.cn.

Safe Harbor Statements

This announcement contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended.  Such forward-looking statements are made under the “safe harbor” provisions of the US Private Securities Litigation Reform Act of 1995.

These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “may,” “should” and similar expressions. Such forward-looking statements include, without limitation, statements regarding the outlook for the second quarter of 2011 and comments by management in this announcement about trends in the CA systems, digital television, cable television and related industries in the PRC and China Digital TV’s strategic and operational plans and future market positions. China Digital TV may also make forward-looking statements in its periodic reports filed with the US Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties.  Statements that are not historical facts, including statements about China Digital TV’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from projections contained or implied in any forward-looking statement, including but not limited to the following: competition in the CA systems, digital television, cable television and related industries in the PRC and the impact of such competition on prices, our ability to implement our business strategies, changes in technology, the progress of the television digitalization in the PRC, the structure of the cable television industry or television viewer preferences, changes in PRC laws, regulations or policies with respect to the CA systems, digital television, cable television and related industries, including the extent of non-PRC companies’ participation in such industries, and changes in political, economic, legal and social conditions in the PRC, including the government’s policies with respect to economic growth, foreign exchange and foreign investment.

Further information regarding these and other risks and uncertainties is included in our annual report on Form 20-F and other documents filed with the US Securities and Exchange Commission. China Digital TV does not assume any obligation to update any forward-looking statements, which are as of the date of this press release only.

About China Digital TV

Founded in 2004, China Digital TV is the leading provider of CA systems to China's expanding digital television market. CA systems enable television network operators to manage the delivery of customized content and services to their subscribers. China Digital TV conducts substantially all of its business through its PRC subsidiary, Beijing Super TV Co., Ltd., and its affiliate, Beijing Novel-Super Digital TV Technology Co., Ltd., as well as subsidiaries of its affiliate.

For more information please visit the Investor Relations section of China Digital TV's website at http://ir.chinadtv.cn/. The information contained in that website is not a part of this announcement.

For investor and media inquiries, please contact:

In China:

Nan Hao
China Digital TV
Tel:   +86.10.6297.1199 x9780
Email: ir@chinadtv.cn

Josh Gartner
Brunswick Group LLC
Tel:   +86.10.5960.8600
Email: chinadigital@brunswickgroup.com

In the US:

Kate Tellier
Brunswick Group LLC
Tel:   +1.212.706.7879
Email: ktellier@brunswickgroup.com

China Digital TV Holding Co., Ltd.
Unaudited Condensed Consolidated Statements of Operations
( in U.S. dollars in thousands, except share data )

	For the three months ended
	March 31,	December 31,	March 31,
	2011	2010	2010
Revenues:
Products	$18,422	$31,303	$13,172
Services	1,174	1,827	921
Total revenues	19,596	33,130	14,093
Business taxes	(279)	(287)	(69)
Net revenues	19,317	32,843	14,024

Cost of Revenues:
Products	(3,471)	(5,214)	(2,562)
Services	(490)	(1,094)	(596)
Total Cost of Revenues	(3,961)	(6,308)	(3,158)
Gross Profit	15,356	26,535	10,866

Operating expenses:
Research and development expenses	(2,581)	(2,949)	(2,066)
Selling and marketing expenses	(2,771)	(2,568)	(1,864)
General and administrative expenses	(1,774)	(1,845)	(1,688)
Total Operating Expenses	(7,126)	(7,362)	(5,618)

Income from operations	8,230	19,173	5,248

Interest income	1,587	1,271	1,397
Impairment loss of cost method Investment	-	(5,000)	-
Other income/(expense)	5	64	(14)
Income before income tax	9,822	15,508	6,631
Income tax benefits / (expenses)
Income tax-current	(1,256)	(6,929)	(986)
Income tax-deferred	(376)	227	91
Net income before net (loss)income from equity method investments	8,190	8,806	5,736
Net income(loss) from equity method investments	(282)	(44)	2
Net income	7,908	8,762	5,738
Net loss attributable to noncontrolling interest	40	10	-
Net income attributable to China Digital TV Holding Co., Ltd. shareholders	$7,948	$8,772	$5,738

Net income per share:
Basic	$0.14	$0.15	$0.10
Diluted	$0.13	$0.15	$0.10

Weighted average shares used in computation:
Basic	58,843,619	58,523,664	58,146,264
Diluted	59,008,607	58,792,695	58,758,162

China Digital TV Holding Co., Ltd.
Unaudited Condensed Consolidated Balance Sheets
( in U.S. dollars in thousands )

	March 31,	December 31,
ASSETS	2011	2010

Current assets:
Cash and cash equivalents	$144,313	$148,944
Restricted cash	119	16
Bank deposit maturing over three months	47,493	41,667
Short-term investment	22,906	26,984
Notes receivable	2,333	2,387
Accounts receivable, net	24,548	24,214
Inventories	4,084	3,001
Prepaid expenses and other current assets	6,912	12,063
Deferred costs-current	404	323
Deferred income taxes - current	643	941
Total current assets	253,755	260,540
Property and equipment, net	2,224	2,329
Intangible assets, net	615	675
Goodwill	520	516
Long-term investments - equity method investments	8,566	8,824
Deferred costs-non-current	486	515
Deferred income taxes - non-current	222	243
Total assets	266,388	273,642

LIABILITIES AND EQUITY
Current liabilities:
Accounts payable (of which $2,043 and $1,074 as of March 31, 2011 and December 31, 2010 belonging to the consolidated VIE without recourse to the Company, respectively)	2,618	1,540
Accrued expenses and other current liabilities (of which $3,454 and $3,503 as of March 31, 2011 and December 31, 2010 belonging to the consolidated VIE without recourse to the Company, respectively)	6,767	8,848
Dividend payable (of which nil and nil as of March 31, 2011 and December 31, 2010 belonging to the consolidated VIE without recourse to the Company, respectively)	59,245	77,333
Deferred revenue – current (of which $5,311 and $5,240 as of March 31, 2011 and December 31, 2010 belonging to the consolidated VIE without recourse to the Company, respectively)	6,348	5,904
Income tax payable (of which $222 and $189 as of March 31, 2011 and December 31, 2010 belonging to the consolidated VIE without recourse to the Company, respectively)	270	220
Deferred income taxes – current (of which nil and nil as of March 31, 2011 and December 31, 2010 belonging to the consolidated VIE without recourse to the Company, respectively)	49	-
Total current liabilities	75,297	93,845
Deferred revenue-non-current (of which $734 and $777 as of March 31, 2011 and December 31, 2010 belonging to the consolidated VIE without recourse to the Company, respectively)	734	777
Total liabilities	76,031	94,622

Minority interest	1,239	520
Equity:
Ordinary shares	29	29
Additional paid-in capital	119,633	118,799
Statutory reserve	17,324	17,324
Accumulated profit	36,736	28,788
Accumulated other comprehensive income	15,396	13,560
Total equity	189,118	178,500

TOTAL LIABILITIES AND EQUITY	$266,388	$273,642

Reconciliation of Non-GAAP Measures

Non-GAAP net income attributable to China Digital TV Holding Co., Ltd. shareholders excludes non-cash expenses, such as share-based compensation expenses, amortization of acquired intangible assets from business acquisitions and equity method investments, impairment loss of cost method investment and withholding tax expenses. The Company believes that these Non-GAAP financial measures provide meaningful supplemental information regarding the Company’s performance and liquidity by excluding certain non-cash expenses that may not be indicative of its operating performance from a cash perspective. The Company believes that both management and investors benefit from referring to this additional information in assessing the Company’s performance and when planning and forecasting future periods.

	For the three months ended
	March 31,	December 31,	March 31,
	2011	2010	2010
	(in US dollars, in thousands)
Net Income attributable to China Digital TV Holding Co., Ltd. shareholders – GAAP	$7,948	$8,772	$5,738
Share-based compensation expenses	462	376	699
Amortization of acquired intangible assets from business acquisitions and equity method investments	104	103	42
Impairment loss of cost method investment	-	5,000	-
Withholding tax expenses	-	5,380	-
Net Income attributable to China Digital TV Holding Co., Ltd. shareholders - Non-GAAP	$8,514	$19,631	$6,479